





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AARON CAPITAL INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2244 FARADAY, SUITE 113
(No. and Street)

CARLSBAD	CA	92011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ana R. Carter / 813-442-1645
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ana R. Carter _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AARON CAPITAL INCORPORATED _____, as

of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CFO & FINOP

Title

Notary Public   Feb 25ᵗʰ 2021

ALAIN J SUAREZ
NOTARY PUBLIC
Cherokee County
State of Georgia
My Comm. Expires Jan. 11, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aaron Capital Incorporated

AUDITED FINANCAL STATEMENTS

For the Year-Ended December 31, 2020

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of **Aaron Capital, Incorporated:**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Aaron Capital, Incorporated** as of December 31, 2020, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Aaron Capital, Incorporated** as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Aaron Capital, Incorporated** management. Our responsibility is to express an opinion on **Aaron Capital, Incorporated** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to **Aaron Capital, Incorporated** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of **Aaron Capital, Incorporated** financial statements. The supplemental information is the responsibility of **Aaron Capital, Incorporated's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Requirements Pursuant to Rule 15c3-1, and Schedule II, Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Aaron Capital, Incorporated** auditor since 2019.

Assurance Dimensions
Jacksonville, Florida
February 25, 2021

ASSURANCE DIMENSIONS **CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES**
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

1

Aaron Capital Incorporated
Statement of Financial Condition
As of December 31, 2020

Assets

Cash	$	21,354
Prepaid Assets and Deposits		4,334
Accounts Receivable		2,354
Deferred Tax Asset		4,232
Total Assets	$	32,274

Liabilities and Stockholder's Equity

Liabilities

Accounts Payable	$	555
Total Liabilities		555

Stockholder's Equity

Preferred Stock, 1,000,000 shares authorized, $1 par, 0 issued and outstanding	-
Common Stock, no par value, 10,000,000 shares authorized, 1,000 shares issued and outstanding	208,655
Accumulated Deficit	(176,936)
Total Stockholder's Equity	31,719

Total Liabilities and Stockholder's Equity	$	32,274

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Operations
For the Year Ended December 31, 2020

Revenues		
Advisory Fees	$	167,031
Annuities		64,842
Mutual Funds		24,032
Total Revenue		255,905
Commission Expense		215,436
Gross Profit		40,469
Operating Expenses		
Professional Services		29,605
Travel and Entertainment		6,075
Rent		14,289
Administrative Fees		418
Regulatory Fees		3,468
Technology and Communications Expense		4,866
Insurance		327
Office Supplies and Expenses		1,904
Licenses, Marketing Services		175
Bank Charges		440
Total Operating Expenses		61,567
Loss before income taxes	$	(21,098)
Deferred Income Tax Benefit		4,232
Net loss	$	(16,866)

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2020

	Common Stock (1,000 shares Issued)		Accumulated Deficit		Totals	
Balance at December 31, 2019	$	170,296	$	(160,070)	$	10,226
Capital Contributions		44,359		-		44,359
Capital Distributions		(6,000)		-		(6,000)
Net loss		-		(16,866)		(16,866)
Balance at December 31, 2020	$	208,655	$	(176,936)	$	31,719

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2020

Cash flows from operating activities:		
Net Loss	$	(16,866)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Accounts Receivable		946
Prepaid Assets and Deposits		505
Deferred Tax Asset		(4,232)
Accounts Payable and Accrued Expenses		(13,573)
Net cash used by operating activities		(33,220)
Cash flows from financing activities		
Contributions from Stockholder		44,359
Distributions to Stockholder		(6,000)
Net cash provided by financing activities		38,359
Net increase in cash		5,139
Cash at beginning of period		16,215
Cash at end of period	$	21,354

The accompanying notes are an integral part of this financial statement.

Aaron Capital Incorporated
Notes to Financial Statements
December 31, 2020

NOTE 1 – General and Summary of Significant Accounting Policies

General

Aaron Capital Incorporated (the "Company") was incorporated in the State of Texas on October 12, 1989. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business primarily as an underwriting and selling group participant on a best-efforts basis. The Company also provides services as a retailer selling mutual funds, variable life insurance or annuities, and private placement of securities.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include allowance for doubtful accounts and deferred tax valuation allowances.

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("ASC") as the authoritative source of GAAP recognized by FASB. The principles embodied in ASC are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2020. Based upon this review, the Company has implemented the pronouncements that required adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company, and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Summary of Significant Accounting Policies (continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws. The Company's tax returns for its 2018 and subsequent tax years are subject to potential examination by the taxing authorities.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Revenue within the scope of ASC 606 include the following:

Mutual Fund and 12b-1 Fees

Mutual Funds or pooled investment vehicles have entered into agreements with the Company to distribute / sell its shares to investors. 12b-1 fees are paid up front and over time on the basis of a contractual rate applied to the monthly or quarterly market value of the fund (that is, net asset value), the fund may also pay, upon investor exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Revenue is recognized monthly as services are provided.

Investment Banking Services

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed. In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The success and announcement fees are recognized at the point in time when the performance obligation is satisfied. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. The revenues are recognized on a monthly basis and over the time the performance obligation is met.

NOTE 2 – Income Taxes

The Company accounts for income taxes under ASC 740, Income Taxes ("ASC 740"). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

As of December 31, 2020, the Company had $15,128 in net operating loss carryforward for federal income tax purposes.

NOTE 3 – Occupancy

The Company leases office space in Columbus, GA for $900 per month under a short-term lease expiring in December 2021.

In February 2016, FASB issued ASU 2016-02, Leases (Topic 842). FASB issued ASU 2016-02 to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Certain qualitative and quantitative disclosures are required, as well as a retrospective recognition and measurement of impacted leases. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company does not have any leases that meet the requirements of ASU 2016-02.

NOTE 4 – Related Party Transactions

The Company receives administrative office services from PPM, Inc., a related party through common ownership, and paid $1,931 to the affiliate for such services during the year ended December 31, 2020.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 5 – Concentration of Credit Risk

The Company maintains its cash in bank deposit account at high-quality financial institutions. The balances, at times, may exceed the Federal Deposit Insurance Corporation's current $250,000 limit. At December 31, 2020, the Company did not exceed the federally insured limit.

NOTE 6 – Commitments and Contingencies

The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2020 requiring contingent loss recognition.

COVID-19 - The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2020, certain impacts of the COVID-19 pandemic may continue to affect our results in the future.

NOTE 7 – Concentration of Revenue

The Company generated $255,905 in revenues, with one advisory client and one insurance client contributing 71% of those revenues. All other revenue sources individually contributed no more than 10% of gross revenues. 100% of the revenue was earned in the USA.

NOTE 8 – Stockholder's Equity

During the year ended December 31, 2020, the Company received $44,359 in capital contributions and distributed $6,000 in capital withdrawals to its sole stockholder.

NOTE 9 – Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8 to 1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of approximately $20,800, which was $15,800 above its required net capital of $5,000. The Company's net capital ratio was 2.67%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum net capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

NOTE 10 – Subsequent Events

Subsequent events have been evaluated through February 25, 2021, which is the date the financial statements were available to be issued, and no material events have occurred that would require the Company to change its financial statements or these footnotes.

Aaron Capital Incorporated
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2020

COMPUTATION OF NET CAPITAL		Unaudited Part IIA	Audit Adjustments		Amended Part IIA
Total ownership equity from Statement of Financial Condition	$	27,487	4,232	$	31,719
Total ownership equity qualified for net capital		27,487			31,719
Deductions and/or charges:					
Non-allowable assets from Statement of Financial Condition:					
Accounts receivable		2,354			2,354
Prepaid assets and deposits		4,334			4,334
Deferred tax asset		-	4,232		4,232
Net capital	$	20,799		$	20,799
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT					
Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$	555		$	555
Minimum dollar net capital requirement of reporting broker-dealer		5,000			5,000
Net capital requirement (greater of above)		5,000			5,000
Excess net capital	$	15,799		$	15,799
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement of reporting broker-dealer	$	14,799		$	14,799
COMPUTATION OF AGGREGATE INDEBTEDNESS					
Total aggregate indebtedness from Statement of Financial Condition	$	555		$	555
Ratio of aggregate indebtedness to net capital		2.67%			2.67%

Aaron Capital Incorporated
Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2020

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not carry accounts of or for customers and (3) does not carry PAB accounts.



AARON CAPITAL, INC.

New York | Chicago | Los Angeles | San Francisco | Phoenix | Memphis | Colorado

EXEMPTION REPORT

Aaron Capital, Inc. ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Firm does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3; and the Firm is filing this Exemption Report in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has no obligation under SEC Rule 15c3-3 because it does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities.

The Firm had no exceptions to the provision identified above throughout the most recent fiscal year.

I, Ana R. Carter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Ana R. Carter
Authorized Signature

FINOP
Title

Feb. 25, 2021
Date



ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of **Aaron Capital, Incorporated:**

We have reviewed management's statements, included in the accompanying **Aaron Capital, Incorporated**, in which (1) **Aaron Capital, Incorporated** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Aaron Capital, Incorporated** placed reliance on footnote 74 to SEC Release 34-70073, and (2) **Aaron Capital, Incorporated** stated that **Aaron Capital, Incorporated** met the identified exemption provisions throughout the most recent fiscal year without exception. **Aaron Capital, Incorporated** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Aaron Capital, Incorporated** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 to SEC Release 34-70073.

Assurance Dimensions

Assurance Dimensions
Jacksonville, Florida
February 25, 2021

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com